QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	Years Ended December 31,
(dollars in thousands)	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$38,289	$25,755	$16,384	$11,551	$11,970
Fixed charges, excluding preferred stock dividend requirement	20,077	19,832	24,809	23,676	23,729

Total earnings including fixed charges(a)	$58,366	$45,587	$41,193	$35,227	$35,699

Fixed charges:
Interest on deposits	$17,248	$16,886	$20,956	$19,543	$19,810
Interest on customer repurchase agreements and federal funds purchased	685	731	957	1,406	1,887
Interest on short-term borrowings	—	27	611	546	611
Interest on long-term borrowings deposits	2,144	2,188	2,285	2,181	1,421
Preferred stock dividend requirements (pre-tax)	2,356	2,009	3,628	275	—

Total fixed charges(b)	$22,433	$21,841	$28,437	$23,951	$23,729

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax)(a/b)	2.60	2.09	1.45	1.47	1.50
Earnings, excluding interest on deposits:
Total earnings including fixed charges	$58,366	$45,587	$41,193	$35,227	$35,699
Less interest on deposits	17,248	16,886	20,956	19,543	19,810

Total earnings excluding interest on deposits(c)	$41,118	$28,701	$20,237	$15,684	$15,889

Fixed charges, excluding interest on deposits:
Total fixed charges	$22,433	$21,841	$28,437	$23,951	$23,729
Less interest on deposits	17,248	16,886	20,956	19,543	19,810

Total fixed charges, excluding interest on deposits(d)	$5,185	$4,955	$7,481	$4,408	$3,919

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax), excluding interest on deposits(c/d)	7.93	5.79	2.71	3.56	4.05

QuickLinks

  Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENT